UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005.

Commission File Number: 333-110071

APEX WEALTH ENTERPRISES LIMITED

Rooms 3505-06, 35th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Yes ☐          No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes ☐          No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐          No ☑

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _________.

Apex Wealth Enterprises Limited Announces Agreement for Share Exchange

Apex Wealth Enterprises Limited (“Apex”) today announced that it has signed an Agreement for Share Exchange dated July 22, 2005, with China Safetech Holdings Limited, a British Virgin Islands corporation (“China Safetech”), and the shareholders of China Safetech, a copy of which is attached hereto as an Exhibit.

Under the terms of the Agreement for Share Exchange, Apex has agreed to acquire all of the issued and outstanding stock of China Safetech in a share exchange transaction in return for the issuance of 8,138,000 shares of stock of Apex.   Upon closing under the Agreement for Share Exchange, China Safetech would become a wholly-owned subsidiary of Apex.

China Safetech is the registered and beneficial owner of all of the issued share capital of Golden Group Corporation (Shen Zhen) Ltd., a PRC corporation principally engaged in the business of manufacturing and providing security products and surveillance systems which integrate the development, manufacture and marketing of digital video surveillance and network communications together.

Closing under the Agreement for Share Exchange is subject to the satisfaction of various conditions precedent.   One of the conditions precedent is simultaneous closing under the terms of a Stock Purchase Agreement dated July 22, 2005, between Whitehorse Technology Limited, a British Virgin Islands corporation (“Whitehorse”), as Buyer, and First Asia International Holdings Limited, as Seller.  A copy of the Stock Purchase Agreement is attached as an Exhibit.

Whitehorse is currently one of the major shareholders of China Safetech.  Under the Stock Purchase Agreement, Whitehorse has agreed to purchase a total of 8,862,000 shares, or approximately 73.85% of the currently issued and outstanding common stock of  Apex for a purchase price of $850,000.

Under the terms of the Agreement for Share Exchange, Apex has also agreed to issue a total of 1,420,000 shares to various consultants as compensation for services.  Following issuance of such shares and closing under the Agreement for Share Exchange, Apex will have a total of 21,558,000 shares issued and outstanding.

The closings under the Agreement for Share Exchange and the Stock Purchase Agreement are scheduled to occur on or before September 18, 2005.  However, since the closings are subject to satisfaction of various conditions precedent, there is no assurance that the proposed transactions will be completed.

Exhibits

2.1

Agreement for Share Exchange dated July 22, 2005, by and among APEX WEALTH ENTERPRISES LTD., a British Virgin Islands corporation, CHINA SAFETECH HOLDINGS LTD., a British Virgin Islands corporation, and the Shareholders of SAFETECH.

2.2

Stock Purchase Agreement dated July 22, 2005, among Whitehorse Technology Limited, a major shareholder of China Safetech Holdings Limited, 4/F, East 3/B. Technology Saige, Hua Qiang, Shenzhen, P.R.C., 518028, (hereinafter referred to as the "Buyer"), First Asia International Holdings Limited, Room 3505-6, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, (hereinafter referred to as the “Seller”), and Apex Wealth Enterprises Limited, a British Virgin Islands corporation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

APEX WEALTH ENTERPRISES LIMITED

By: /s/ Li Sze Tang, Chief Executive Officer and Chairman

Date: July 22, 2005

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